Exhibit 5.1

Our ref	MUL/653331-000001/33078566v6

Zhaopin Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

16 September 2014

Dear Sirs

Zhaopin Limited

We have acted as Cayman Islands counsel to Zhaopin Limited (the “Company”) in connection with the Company’s registration statement on Form S-8, including all amendments or supplements thereto (the “Form S-8”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended (the “Registration Statement”) relating to the reservation for issuance of (i) 185,000 Class A Ordinary Shares, par value US$0.01 per share; (ii) 758,000 Class A Ordinary Shares, par value US$0.01 per share; (iii) 500,000 Class A Ordinary Shares, par value US$0.01 per share; (iv) 820,100 Class A Ordinary Shares, par value US$0.01 per share; (v) 7,821,504 Class A Ordinary Shares, par value US$0.01 per share; (vi) 620,000 Class A Ordinary Shares, par value US$0.01 per share; (vii) 5,775,931 Class A Ordinary Shares, par value US$0.01 per share; (viii) 192,000 Class A Ordinary Shares, par value US$0.01 per share; (ix) 290,800 Class A Ordinary Shares, par value US$0.01 per share; (x) 830,000 Class A Ordinary Shares, par value US$0.01 per share; and (xi) 1,592,299 Class A Ordinary Shares, par value US$0.01 per share (together, the “Shares”), to be issued under the 2004 Stock Option Plan, 2005 Stock Option Plan, 2006 Stock Option Plan, 2009 Stock Option Plan, 2010 Global Share Plan, 2013 Global Share Plan and 2014 Share Incentive Plan, respectively (together, the “Plans”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1	The certificate of incorporation dated 1 September 1999, the certificate of incorporation on change of name dated 25 June 2004 and the tenth amended and restated memorandum and articles of association of the Company adopted on 22 May 2014 and effective immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares (the “Articles”).

1.2	The written resolutions of the board of directors of the Company dated 15 September 2014 (the “Board Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	The minutes (the “Minutes”) of the meeting of the shareholders of the Company held on 22 May 2014 (the “Shareholder Meeting”).

1.4	A certificate of good standing with respect to the Company issued by the Registrar of Companies dated 9 September 2014 (the “Certificate of Good Standing”).

1.5	A certificate from a director of the Company a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.6	The Plans.

1.7	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Plans have been authorised and duly executed and unconditionally delivered by or on behalf of the Company in accordance with all relevant laws (other than the laws of the Cayman Islands).

2.2	The Plans are legal, valid, binding and enforceable against all relevant parties in accordance with their terms under all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.4	All signatures, initials and seals are genuine.

2.5	The power, authority and legal right of the Company under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform its obligations under the Plans. Specifically, we have made no independent investigation of the laws of the State of California or the United States of America.

2.6	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing.

2.7	The Company has received, or will receive, money or money’s worth (the “Consideration”) in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that the Shares to be offered and issued by the Company pursuant to the provisions of the Plans, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plans for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualification:

4.1	Under the Companies Law (2013 Revision) of the Cayman Islands (the “Companies Law”), the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Encl

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